Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-59798


                               CEL-SCI CORPORATION

                              Prospectus Supplement
                       (To Prospectus Dated May 24, 2002)

      Prospective investors should read this prospectus supplement and the related prospectus carefully before investing in CEL-SCI's common stock. Both documents contain information prospective investors should consider when making an investment decision.

      The attached prospectus relates to the resale of shares acquired by Paul Revere Capital Partners, Ltd. pursuant to an equity line of credit. Because Paul Revere Capital Partners may sell some or all of these shares, and since there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, CEL-SCI cannot estimate the actual number of shares that Paul Revere Capital Partners will hold after the completion of the offering.

      The following provides information concerning the latest drawdown requested by CEL-SCI.

      Date of          Shares         Average Sale      Net Proceeds
        Sale            Sold         Price Per Share     to CEL-SCI
      -------          ------        ---------------    ------------

      12/12/02         347,591             $0.22           $74,000

      The proceeds to CEL-SCI are net of a $1,000 fee paid to an escrow agent.

      CEL-SCI's common stock is quoted on the American Stock Exchange under the symbol "CVM". On December 11, 2002 the closing price for one share of CEL-SCI's common stock was $0.25.

      CEL-SCI expects to use the proceeds from the sale of these shares for general and administrative expenses, research and clinical trials.

           The date of this prospectus supplement is December 12, 2002.








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Recent Developments

Convertible Notes and Series G Warrants

      In July and September 2002 CEL-SCI sold convertible notes, plus Series G warrants, to a group of private investors for $1,300,000. The notes bear interest at 7% per year, are due and payable on July 12, 2004 and are secured by substantially all of CEL-SCI's assets. Interest is payable quarterly with the first interest payment due on October 1, 2002. If CEL-SCI fails to make any interest payment when due, the notes will become immediately due and payable.

      At the holder's option the notes are convertible into shares of CEL-SCI's common stock equal in number to the amount determined by dividing each $1,000 of note principal to be converted by the Conversion Price. The Conversion Price is 70% of the average of the three lowest daily trading prices of CEL-SCI's common stock on the American Stock Exchange during the 15 trading days immediately prior to the conversion date. The Conversion Price may not be less than $0.18. However, if CEL-SCI's common stock trades for less than $0.24 per share for a period of 20 consecutive trading days, the $0.18 minimum price will no longer be applicable. The Conversion Price will decline from 70% to 60% if (i) the closing daily price of CEL-SCI's common stock multiplied by the total number of shares of common stock traded on that day is less than $29,977, (ii) CEL-SCI defaults in the performance of any material covenant, condition or agreement with the holders of the notes or, (iii) CEL-SCI's common stock is delisted from the American Stock Exchange.

      If CEL-SCI sells any additional shares of common stock, or any securities convertible into common stock at a price below the then applicable Conversion Price, the Conversion Price will be lowered to the price at which the shares were sold or the lowest price at which the securities are convertible, as the case may be. If CEL-SCI sells any additional shares of common stock, or any securities convertible into common stock at a price below the market price of CEL-SCI's common stock, the Conversion Price will lowered by a percentage equal to the price at which the shares were sold or the lowest price at which the securities are convertible, as the case may be, divided by the then prevailing market price of CEL-SCI's common stock. However the Conversion Price will not be adjusted as the result of shares issued in connection with a Permitted Financing. A Permitted Financing involves shares of common stock issued or sold:

             -  in connection with a merger or acquisition;

             - upon the exercise of options or the issuance of common stock to the Company's employees, officers, directors, consultants and vendors in accordance with the Company's equity incentive policies;

             - pursuant to the conversion or exercise of securities which were outstanding prior to July 12, 2002;

             -  pursuant to the Company's equity line of credit;

             - to key officers of the Company in lieu of their respective salaries.

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      CEL-SCI's agreement with the note holders places the following restrictions on CEL-SCI's operations. Any of the following restrictions may be waived with the written consent of the holders of a majority of the principal amount of the notes outstanding at the time the consent is required.

o So long as the notes are outstanding, and except as required by the terms of CEL-SCI's Series E Preferred stock, CEL-SCI may not:

             - declare or pay any dividends (other than a stock dividend or stock split) or make any distributions to any holders of its common stock, or

             - purchase or otherwise acquire for value, directly or indirectly, any common or preferred stock.

o Until the later of January 1, 2003 or the date that 50% of the notes are no longer outstanding CEL-SCI may not sell any common stock or any securities convertible into common stock. However, this restriction will not apply to shares issued in a Permitted Financing.

o     If CEL-SCI maintains a balance of less than $1,000,000 in its bank account in any month, it may draw down the maximum amount allowable for such month under its equity line of credit. If CEL-SCI maintains a balance of greater than $1,000,000 in its bank account in any month, it may only draw down a maximum of $235,000 per month under the equity line of credit. After January 1, 2003 the minimum balance requirement will be increased to $1,500,000 when 50% of the balance of each Note is no longer outstanding and 50% of all of the Notes in the aggregate are no longer outstanding.

      So long as the notes remain outstanding, the note holders will have a first right of refusal to participate in any subsequent financings involving CEL-SCI. If CEL-SCI enters into any subsequent financing on terms more favorable than the terms governing the notes and warrants, then the note holders may exchange notes and warrants for the securities sold in the subsequent financing.

      Upon the occurrence of any of the following events CEL-SCI is required to redeem the notes at a price equal to 130% of then outstanding principal balance of the notes:

            - the suspension from listing or the failure of CEL-SCI's common stock to be listed on the American Stock Exchange for a period of five consecutive trading days; or

            - the effectiveness of the Registration Statement lapses for any reason or the Registration Statement is unavailable to the note holders and the lapse or unavailability continues for a period of ten consecutive trading days, provided the cause of the lapse

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                or unavailability is not due to factors primarily within the control of the note holders.

            - any representation or warranty made by CEL-SCI to the note holders proves to be materially inaccurate or CEL-SCI fails to perform any material covenant or condition in its agreement with the note holders.

             - the completion of a merger or other business combination involving CEL-SCI and as a result of which CEL-SCI is not the surviving entity.

             - a purchase, tender or exchange offer accepted by the holders of more than 30% of CEL-SCI's outstanding shares of common stock.

             - CEL-SCI's shareholders fail to approve the issuance of the shares of CEL-SCI's common stock upon the conversion of the notes or the exercise of the Series G warrants

             - CEL-SCI files for protection from its creditors under the federal bankruptcy code.

             - CEL-SCI exceeds its draw down limits under it equity line of credit.

      The Series G warrants allow the holders to purchase up to 900,000 shares of CEL-SCI's common stock at a price of $0.16 per share at any time prior to July 12, 2009.

      If CEL-SCI sells any additional shares of common stock, or any securities convertible into common stock at a price below the then applicable warrant exercise price, the warrant exercise price will be lowered to the price at which the shares were sold or the lowest price at which the securities are convertible, as the case may be. If the warrant exercise price is adjusted, the number of shares of common stock issuable upon the exercise of the warrant will be increased by the product of the number of shares of common stock issuable upon the exercise of the warrant immediately prior to the sale multiplied by the percentage by which the warrant exercise price is reduced.

      If CEL-SCI sells any additional shares of common stock, or any securities convertible into common stock at a price below the market price of CEL-SCI's common stock, the warrant exercise price will be lowered by a percentage equal to the price at which the shares were sold or the lowest price at which the securities are convertible, as the case may be, divided by the then prevailing market price of CEL-SCI's common stock. If the warrant exercise price is adjusted, the number of shares of common stock issuable upon the exercise of the warrant will be increased by the product of the number of shares of common stock issuable upon the exercise of the warrant immediately prior to the sale multiplied by the percentage determined by dividing the price at which the shares were sold by the market price of CEL-SCI's common stock on the date of sale.


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      However, neither the warrant exercise price nor the shares issuable upon the exercise of the warrant will be adjusted as the result of shares issued in connection with a Permitted Financing.

       Every three months after September 9, 2002, the warrant exercise price will be adjusted to an amount equal to 110% of the Conversion Price on such date, provided that the adjusted price is lower than the warrant exercise price on that date.

       The actual number of additional shares issuable upon the conversion of the notes which remain outstanding will vary depending upon a number of factors, including the price of CEL-SCI's common stock at certain dates. Accordingly, the number of shares which may be issued upon the conversion of the notes cannot be determined at this time.

       CEL-SCI has filed a registration statement with the Securities and Exchange Commission, in order that the shares of common stock issued upon the conversion of the notes or the exercise of the Series G warrants may be resold in the public market.

Summary Financial Data:

Results of Operations:

                                       Nine Months Ended June 30,
                                    2002                    2001
                                    ----                    ----
Investment Income and Other
  Revenues:                       $ 376,805           $    551,186

Expenses:
Research and Development          3,993,047              6,491,412
Depreciation and Amortization       170,317                153,906
General and Administrative        1,282,948              2,128,455
Interest Expense                  1,900,504                     --
                                  ---------       ----------------

Net Loss                        $(6,970,011)           $(8,222,587)
                                ============           ============

Loss per common share
  (basic and diluted)                $(0.32)               $(0.39)

Weighted average common
  Shares outstanding             26,508,757             21,274,537



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Balance Sheet Data:

                                  June 30, 2002            September 30, 2001

Working Capital                   $   313,250                 $2,807,229
Total Assets                        3,356,153                  4,508,920
Long-Term Liabilities                  79,625                    507,727
Shareholders' Equity                1,351,700                  4,001,193